SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             S C H E D U L E   13D

                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                RULE 13d-2(a).
                              (Amendment No. 1)(1)

                          GRANITE BROADCASTING CORP.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   387241102
                                   ---------
                                (CUSIP Number)

                              Copy to:

Mr. Edward Grinacoff
Sandler Capital Management          Morrison Cohen Singer & Weinstein, LLP
767 Fifth Avenue, 45th Floor        750 Lexington Avenue
New York, New York 10153            New York, New York 10022
Telephone (212) 754-8100            Telephone (212) 735-8600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 31, 1998
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             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following page(s))

--------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 - 1 of 12 -

CUSIP
No. 387241102                           13D
================================================================================
 1     Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)
                                   Sandler Associates

--------------------------------------------------------------------------------

 2     Check the Appropriate Box if a Member of a Group*                (a)  [ ]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------

 3     SEC Use Only

--------------------------------------------------------------------------------

 4     Source of Funds*               WC

--------------------------------------------------------------------------------

 5     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------

 6     Citizenship or Place of Organization                             New York

--------------------------------------------------------------------------------
               7     Sole Voting Power
                           215,000 shares                                   2.4%
               -----------------------------------------------------------------
   Number of   8     Shared Voting Power
    Shares                 0 shares                                           0%
 Beneficially  -----------------------------------------------------------------
   Owned By    9     Sole Dispositive Power
     Each                  215,000 shares                                   2.4%
   Reporting   -----------------------------------------------------------------
    Person     10    Shared Dispositive Power
     With                  0 shares                                           0%
--------------------------------------------------------------------------------

11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     215,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes
          Certain Shares*                                                    [ ]
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)                   2.4%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           PN
================================================================================

                                 - 2 of 12 -

CUSIP
No. 387241102                           13D
================================================================================
 1     Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)
                                   Sandler Capital Management

--------------------------------------------------------------------------------

 2     Check the Appropriate Box if a Member of a Group*                (a)  [ ]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------

 3     SEC Use Only

--------------------------------------------------------------------------------

 4     Source of Funds*               WC,OO

--------------------------------------------------------------------------------

 5     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------

 6     Citizenship or Place of Organization                             New York

--------------------------------------------------------------------------------
               7     Sole Voting Power
                       0 shares                                               0%
               -----------------------------------------------------------------
   Number of   8     Shared Voting Power
    Shares             321,000 shares                                      3.6%
 Beneficially  -----------------------------------------------------------------
   Owned By    9     Sole Dispositive Power
     Each              0 shares                                               0%
   Reporting   -----------------------------------------------------------------
    Person     10    Shared Dispositive Power
     With              321,000 shares                                       3.6%
--------------------------------------------------------------------------------

11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     321,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes
          Certain Shares*                                                    [ ]
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)                   3.6%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           PN
================================================================================

                                    3 of 12

CUSIP
No. 387241102                           13D
================================================================================
 1     Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)
                                   Michael J. Marocco

--------------------------------------------------------------------------------

 2     Check the Appropriate Box if a Member of a Group*                (a)  [ ]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------

 3     SEC Use Only

--------------------------------------------------------------------------------

 4     Source of Funds*               WC

--------------------------------------------------------------------------------

 5     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------

 6     Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
                           0 shares                                           0%
               -----------------------------------------------------------------
   Number of   8     Shared Voting Power
    Shares                 536,000 shares                                   6.1%
 Beneficially  -----------------------------------------------------------------
   Owned By    9     Sole Dispositive Power
     Each                  0 shares                                           0%
   Reporting   -----------------------------------------------------------------
    Person     10    Shared Dispositive Power
     With                  536,000 shares                                   6.1%
--------------------------------------------------------------------------------

11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     536,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes
          Certain Shares*                                                    [ ]
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                            6.1%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           IN
================================================================================

                                    4 of 12

CUSIP
No. 387241102                           13D
================================================================================
 1     Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)
                                   John Kornreich

--------------------------------------------------------------------------------

 2     Check the Appropriate Box if a Member of a Group*                (a)  [ ]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------

 3     SEC Use Only

--------------------------------------------------------------------------------

 4     Source of Funds*               WC

--------------------------------------------------------------------------------

 5     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------

 6     Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
                           0 shares                                           0%
               -----------------------------------------------------------------
   Number of   8     Shared Voting Power
    Shares                 606,000 shares                                   6.9%
 Beneficially  -----------------------------------------------------------------
   Owned By    9     Sole Dispositive Power
     Each                  0 shares                                          0%
   Reporting   -----------------------------------------------------------------
    Person     10    Shared Dispositive Power
     With                  606,000 shares                                   6.9%
--------------------------------------------------------------------------------

11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     606,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes
          Certain Shares*                                                    [ ]
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)                   6.9%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                          IN
================================================================================

                                    5 of 12

CUSIP
No. 387241102                           13D
================================================================================
 1     Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)
                                  Harvey Sandler

--------------------------------------------------------------------------------

 2     Check the Appropriate Box if a Member of a Group*                (a)  [ ]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------

 3     SEC Use Only

--------------------------------------------------------------------------------

 4     Source of Funds*               WC

--------------------------------------------------------------------------------

 5     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------

 6     Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
                           0 shares                                           0%
               -----------------------------------------------------------------
   Number of   8     Shared Voting Power
    Shares                 536,000 shares                                   6.1%
 Beneficially  -----------------------------------------------------------------
   Owned By    9     Sole Dispositive Power
     Each                  0 shares                                           0%
   Reporting   -----------------------------------------------------------------
    Person     10    Shared Dispositive Power
     With                  536,000 shares                                   6.1%
--------------------------------------------------------------------------------

11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     536,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes
          Certain Shares*                                                    [ ]
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)                   6.1%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           IN
================================================================================

                                 - 6 of 12 -

CUSIP
No. 387241102                           13D
================================================================================
 1     Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)
                                  Andrew Sandler

--------------------------------------------------------------------------------

 2     Check the Appropriate Box if a Member of a Group*                (a)  [ ]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------

 3     SEC Use Only

--------------------------------------------------------------------------------

 4     Source of Funds*               WC

--------------------------------------------------------------------------------

 5     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------

 6     Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
                           0 shares                                           0%
               -----------------------------------------------------------------
   Number of   8     Shared Voting Power
    Shares                 536,000 shares                                   6.1%
 Beneficially  -----------------------------------------------------------------
   Owned By    9     Sole Dispositive Power
     Each                  0 shares                                           0%
   Reporting   -----------------------------------------------------------------
    Person     10    Shared Dispositive Power
     With                  536,000 shares                                   6.1%
--------------------------------------------------------------------------------

11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     536,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes
          Certain Shares*                                                    [ ]
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)                   6.1%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           IN
================================================================================

                                 - 7 of 12 -

CUSIP
No. 387241102                           13D
================================================================================
 1     Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)
                                  J.K. Media, L.P.

--------------------------------------------------------------------------------

 2     Check the Appropriate Box if a Member of a Group*                (a)  [ ]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------

 3     SEC Use Only

--------------------------------------------------------------------------------

 4     Source of Funds*               WC

--------------------------------------------------------------------------------

 5     Check Box if Disclosure of Legal Proceedings is Required              [ ]

--------------------------------------------------------------------------------

 6     Citizenship or Place of Organization                             New York

--------------------------------------------------------------------------------
               7     Sole Voting Power
                           70,000 shares                                    0.8%
               -----------------------------------------------------------------
   Number of   8     Shared Voting Power
    Shares                 0 shares                                           0%
 Beneficially  -----------------------------------------------------------------
   Owned By    9     Sole Dispositive Power
     Each                  70,000 shares                                    0.8%
   Reporting   -----------------------------------------------------------------
    Person     10    Shared Dispositive Power
     With                  0 shares                                           0%
--------------------------------------------------------------------------------

11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     70,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes
          Certain Shares*                                                    [ ]
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)                   0.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           PN
================================================================================

                                 - 8 of 12 -

            This statement, dated March 31, 1998, constitutes Amendment No. 1 to the Schedule 13D, dated February 11, 1998, regarding the reporting persons ownership of common stock of Granite Broadcasting Corp. (the "Issuer").

            The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

            This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 3.     Source and Amount of Funds or Other Consideration.

            The source of funds for the acquisition of the additional securities was the general working capital of the various managed accounts, the general working capital of Sandler Associates, and the general working capital of J.K. Media.

            The amount of funds used in acquiring the additional shares of Common Stock is set forth below:

                                              Number of       Purchase
                                                Shares          Price
                                             ------------   -------------
Accounts Managed by SCM                         21,000        $244,315
Sandler Associates                              60,000        $697,190
J.K. Media                                      20,000        $232,345


ITEM 5.     Interests in Securities of the Issuer.

            (a) The following list sets forth the aggregate number and percentage (based on 8,845,657 shares of Common Stock outstanding as reported by the Issuer to the reporting persons as of February 12, 1998) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of March 31, 1998:

                                 - 9 of 12 -

                                      Shares of                 Percentage of Shares
                                    Common Stock                   of Common Stock
Name                             Beneficially Owned              Beneficially Owned
----                             ------------------              ------------------
Sandler Capital Management             321,000(1)                     3.6%
Sandler Associates                     215,000(2)                     2.4%
Michael J. Marocco                     536,000(1),(2),(3)             6.1%
John Kornreich                         606,000(1),(2),(3),(4)         6.9%
Harvey Sandler                         536,000(1),(2),(3)             6.1%
Andrew Sandler                         536,000(1),(2),(3)             6.1%
J.K. Media                              70,000(4)                      .8%

            (b) By virtue of being the manager of certain accounts owning shares of Common Stock with respect to which SCM exercises investment discretion, SCM may be deemed to have shared power to vote and to dispose of 321,000 shares of Common Stock, representing approximately 3.6% of the outstanding Common Stock.

                  By virtue of being the sole shareholder of MJ DM Corp. and a general partner of Sandler Associates, Michael J. Marocco may be deemed to have shared power to vote and to dispose of 536,000 shares of Common Stock, representing approximately 6.1% of the outstanding Common Stock.

                  By virtue of being the sole shareholder of Four JK Corp. and a general partner of Sandler Associates and J.K. Media, John Kornreich may be deemed to have shared power to vote and to dispose of 606,000 shares of Common Stock, representing approximately 6.9% of the outstanding Common Stock.

                  By virtue of being the sole shareholder of ARH Corp. and a general partner of Sandler Associates, Harvey Sandler may be deemed to have shared power to vote and to dispose of 536,000 shares of Common Stock, representing approximately 6.1% of the outstanding Common Stock.

                  By virtue of being a majority member of ALSI, LLC and a general partner of Sandler Associates, Andrew Sandler may be deemed to have shared power to vote and to dispose of 536,000 shares of Common Stock, representing approximately 6.1% of the outstanding Common Stock.

--------
   1   Includes 321,000 shares of Common Stock held in accounts managed by SCM.

   2   Includes 215,000 shares of Common Stock owned by Sandler Associates.

   3 The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her/its equity interest therein.

   4   Includes 70,000 shares of Common Stock owned by J.K. Media.

                                 - 10 of 12 -

            (c) The following is a description of all transactions in the shares of Common Stock by the persons identified in Item 2 of this Schedule 13D effected from February 13, 1998 through March 31, 1998, inclusive:

                                              Number of Shares
                               Purchase or     of Common Stock      Purchase or
Name of Shareholder             Sale Date    Purchased or (Sold)    Sale Price
-------------------             ---------    -------------------    ----------

Sandler Associates               3/13/98             40,000           $11.625
                                 3/31/98             20,000           $11.6095

Accounts Managed by
Sandler Capital Management       3/5/98               1,000           $12.125
                                 3/31/98             20,000           $11.6095

J.K. Media                       3/13/98             10,000           $11.625
                                 3/31/98             10,000           $11.6095


            All purchases of Common Stock were effected in open market transactions in the over-the-counter market.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

            (e) Not applicable.

                                 - 11 of 12 -

                                   Signature

      After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date: April 9, 1998

                              SANDLER ASSOCIATES

                              By:  /s/ Michael J. Marocco
                                   ---------------------------------
                                   Name: Michael J. Marocco
                                   Title:   General Partner

                                   /s/ Michael J. Morocco
                                   --------------------------------
                                   Michael J. Marocco

                                   /s/ John Kornreich
                                   ---------------------------------
                                   John Kornreich

                                   /s/ Harvey Sandler
                                   ---------------------------------
                                   Harvey Sandler

                                   /s/ Andrew Sandler
                                   ---------------------------------
                                   Andrew Sandler

                                SANDLER CAPITAL MANAGEMENT

                                By: ARH Corp.

                                    By: /s/ Edward Grinacoff
                                        ----------------------------
                                        Name: Edward Grinacoff
                                        Title: Secretary and Treasurer

                                J.K. MEDIA, L.P.

                                    By: /s/ John Kornreich
                                        ----------------------------
                                        Name: John Kornreich
                                        Title: General Partner

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                  - 12 of 12 -